Mail Stop 4561
Via fax – (972) 3-978-1010

February 24, 2009

Yanki Margalit
Chief Executive Officer
Aladdin Knowledge Systems, Ltd.
35 Efal Street
Kiryat Arye
Petach Tikva, Israel 49511

> **Re:** **Aladdin Knowledge Systems, Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2007**
> **Filed on March 27, 2008**
> **Form 6-K Filed on September 4, 2008**
> **Form 6-Ks Filed on January 24, 2008, April 21, 2008, July 21, 2008**
> **and October 16, 2008**
> **File no. 0-22456**

Dear Mr. Margalit:

We have completed our review of your Form 20-F and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief